[LETTERHEAD OF PHARMOS CORPORATION]

March 3, 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
VIA EDGAR

Re:           Pharmos Corporation
Post-Effective Amendment No.1 on Form S-1 to Form S-3
Registration Nos. 333-138723 and 333-149604

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Pharmos Corporation (the “Company”) hereby requests withdrawal of Post-Effective Amendment No.1 on Form S-1 to Form S-3, Registration Nos. 333-138723 and 333-149604 (the “Post-Effective Amendment”), which was erroneously filed on February 22, 2010, accession number 0000713275-10-000011, under the EDGAR submission code S-1/A (the “Erroneous Filing”).

No securities have been sold by the selling securityholders in connection with the offerings covered by the Post-Effective Amendment since the date of the Erroneous Filing.

The Company will be re-filing the Post-Effective Amendment under the correct EDGAR submission code POS AM.

Sincerely,

PHARMOS CORPORATION

By:  /s/ S. Colin Neill
Name:  S. Colin Neill
Title:  President and Chief Financial Officer